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                                   Form 12b-25

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

[X] Form 10-K [ ]Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR
For Period Ended: December 31, 1996
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: .............................................

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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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Part I - Registrant Information

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                          Holmes Protection Group, Inc.
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                            (Full name of Registrant)

       Delaware                                         06-1070719
-------------------------------            ------------------------------------
(state or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)

                                440 Ninth Avenue
                          New York, New York 10001-1695
                                 (212) 760-0630
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                  (address and telephone number of Registrant's
                          principal executive offices)





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                                    Dennis M. Stern
                                    Holmes Protection Group, Inc.
                                    440 Ninth Avenue
                                    New York, New York 10001-1695
                                    (212) 760-0630
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(Name, address and telephone number of agent for service)

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Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative

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The registrant is unable to file the subject annual report on Form 10-K in a timely manner without unreasonable effort or expense due to the inability to obtain appropriate information in a timely fashion.

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Part IV - Other Information

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         (1) Name and telephone number of person to contact in regard to this notification




 ............Jeffrey W. Rubin......................(212) 661-6500...............
             (Name)                             (Telephone Number)



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         (2) Have all other periodic reports required under section 13 or 15(d)
of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [X] No

         If so: Attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         .........................................................

                          HOLMES PROTECTION GROUP, INC.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date April 1, 1997                              By    /s/ Dennis M. Stern
     ------------------                                ----------------------
                                                          Dennis M. Stern
                                                          Senior Vice President,
                                                          General Counsel and
                                                          Secretary
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                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


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                  SQUADRON, ELLENOFF, PLESENT & SHEINFELD, LLP
                                551 FIFTH AVENUE
                         NEW YORK, NEW YORK 10176-0001
                                 (212) 661-6500



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Document Control - EDGAR

                  Re:  Holmes Protection Group, Inc.
                       Form 12b-25/Notification of Late Filing

Ladies and Gentlemen:

         On behalf of our client, Holmes Protection Group, Inc. (the "Company"), we hereby transmit for electronic filing under the Securities Exchange Act of 1934, as amended, Form 12b-25.

         By copy of this letter, a copy of Form 12b-25 is being filed with the NASDAQ Stock Market, Inc.

                                              Very truly yours,



                                              /s/ Glen P. Zarin
                                              ---------------------------
                                              Glen P. Zarin

cc: NASDAQ Stock Market, Inc.
    Nasdaq Regulatory Filings
    1735 K Street, N.W., 4th Floor
    Washington, D.C. 20006



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